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                                  EXHIBIT 23.2

                          Independent Auditors' Consent

The Board of Directors
ChromaVision Medical Systems, Inc.:

We consent to incorporation by reference herein of our reports dated January 23, 2004, except as to Note 12, which is as of February 10, 2004, with respect to the consolidated balance sheets of ChromaVision Medical Systems, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule, which reports appear in the December 31, 2003, annual report on Form 10-K of ChromaVision Medical Systems, Inc., and to the reference to our firm under the heading "Experts" in the prospectus and registration statement.

KPMG LLP

Costa Mesa, California
April 5, 2004